Exhibit 99.2

Sugarfina Acquires Candy Club

Sugarfina Corporation adds Candy Club to its portfolio, expanding its reach into the moderate tier of the confectionery marketplace.

LOS ANGELES, CA, MARCH, 2025 - Luxury Candy Boutique, Sugarfina, is thrilled to announce its acquisition of Candy Club, a moderately positioned confectionery brand known for its gourmet sweets with a nostalgic twist. The addition of Candy Club expands Sugarfina’s market presence, provides product diversification, and presents operational and financial synergies.

Founded in 2015 by Keith Cohn as a direct-to-consumer brand, Candy Club initially gained popularity with its subscription-based “Candy of the Month Club”. In 2020, Candy Club launched its wholesale business, offering specialty market candies to third-party retailers. Today Candy Club products can be found everywhere from neighborhood boutique shops and hotel resorts to name-brand national retailers.

Following Sugarfina’s acquisition of luxury gifting company BOXFOX in October 2024, the merger with Candy Club marks another milestone in Sugarfina’s growth strategy. “Bringing Candy Club into Sugarfina’s family of brands, we seek to expand our confectionery business in the moderate tier of the marketplace and develop the brand’s DTC business segment,” says Scott LaPorta, CEO and Co-Investor of Sugarfina. “I look forward to working alongside Keith and the Candy Club team to scale the business utilizing the Sugarfina infrastructure while continuing to surprise and delight fans of the brand.”

“Candy Club is a great addition to Sugarfina’s expanding portfolio of brands,” says Keith Cohn, CEO of Candy Club. “By leveraging Sugarfina’s resources and business operations, we believe that an increased focus on marketing and brand awareness will further drive Candy Club’s growth, allowing us to reach new customers and improve our ability to consistently deliver high- quality confections.”

We are excited to welcome Candy Club to Sugarfina!

About Sugarfina USA LLC

Sugarfina USA is a luxury candy brand with stores in gateway locations in the United States, Canada, Taiwan, Singapore, and Hong Kong. The company also sells directly to consumers through its e-commerce business, specialty retailers, department stores, luxury resorts, and corporate gifting. Sugarfina’s exclusive and innovative line of products is offered in distinctive and iconic packaging. To learn more about Sugarfina, visit www.sugarfina.com or follow us on Instagram, Facebook, Pinterest, and Twitter @sugarfina.

About Candy Club:

Candy Club curates premium, unique, and classic candies for wholesale and consumers alike. As a one-stop source for quality gummies, belts, bites, and chocolates, their products are found in boutiques, resorts, and national retailers. Committed to innovation and its mission to "Make Happy Happen™," Candy Club delivers joy through playful packaging, nostalgic flavors, and great-tasting treats. Whether for gifting, subscriptions, sharing, or indulging, there's a sweet for every occasion. Follow @lovecandyclub or visit www.candyclub.com.